UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13(d)-2(b)
Pinnacle Airlines Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
723443107

(CUSIP Number)
December 31, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723443107	Page	2	of	14	pages

1	NAMES OF REPORTING PERSONS The Pabrai Investment Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,121

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		32,121

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,121

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	723443107	Page	3	of	14	pages

1	NAMES OF REPORTING PERSONS Pabrai Investment Fund 3, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,024,853

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,024,853

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,024,853

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	723443107	Page	4	of	14	pages

1	NAMES OF REPORTING PERSONS The Pabrai Investment Fund IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		904,211

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		904,211

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	904,211

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	723443107	Page	5	of	14	pages

1	NAMES OF REPORTING PERSONS Dalal Street, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		48,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		48,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON

	CO

*	Includes 23,000 shares of common stock subject to call options, with an exercise price of $20/share and which expire January 15, 2010.

CUSIP No.	723443107	Page	6	of	14	pages

1	NAMES OF REPORTING PERSONS Harina Kapoor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,517

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		67,517

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,517*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.4%

12	TYPE OF REPORTING PERSON

	IN

*	Includes (a) 47,915 shares of common stock held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship, of which 29,800 shares are subject to call options, with an exercise price of $20/share and which expire January 15, 2010, (b) 2 shares held by the IRA FBO Harina Kapoor, and (c) 16,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, all of which are subject to call options, with an exercise price of $20/share and which expire January 15, 2010.

CUSIP No.	723443107	Page	7	of	14	pages

1	NAMES OF REPORTING PERSONS Mohnish Pabrai I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,076,702

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,076,702

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,076,702*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.3%

12	TYPE OF REPORTING PERSON

	IN

*	Includes (a) 47,915 shares of common stock held by Mr. Pabrai and his wife Ms. Kapoor, as joint tenants with rights of survivorship, of which 29,800 shares are subject to call options, with an exercise price of $20/share and which expire January 15, 2010, and (b) 2 shares held by the IRA FBO Harina Kapoor, (c) 3,600 shares held by Ms. Kapoor, and (d) 16,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, all of which are subject to call options, with an exercise price of $20/share and which expire January 15, 2010.

CUSIP No. 723443107	Page 8 of 14 pages
Item 1. (a) Name of Issuer. Pinnacle Airlines Corp.

Item 1. (b) Address of Issuer’s Principal Executive Offices.	1689 Nonconnah Blvd Ste 111 Memphis, TN 38132
Item 2. (a) Name of Person Filing.
This Schedule 13G/A is filed on behalf of The Pabrai Investment Fund II, L.P., an Illinois limited partnership (“PIF2”), Pabrai Investment Fund 3, Ltd., a British Virgin Islands corporation (“PIF3”), The Pabrai Investment Fund IV, L.P., a Delaware limited partnership (“PIF4”), Dalal Street, LLC, a California limited liability company (“Dalal Street”) and general partner of PIF2 and PIF4 and sole investment manager of PIF3, Harina Kapoor, and Mohnish Pabrai, managing member of Dalal Street and a shareholder and president of PIF3 (collectively, the “Reporting Persons”), pursuant to a Joint Reporting Agreement dated February 12, 2010, filed by the Reporting Persons as Exhibit A to this Schedule 13G/A.
Item 2. (b) Address of Principal Business Office or, if none, Residence.

114 Pacifica Suite 240 Irvine, CA 92618-3321
Item 2. (c) Citizenship.
PIF2 is an Illinois limited partnership. PIF3 is a British Virgin Islands corporation. PIF4 is a Delaware limited partnership. Dalal Street is a California limited liability company. Mohnish Pabrai and Harina Kapoor are United States citizen
Item 2. (d) Title of Class of Securities. Common Stock
Item 2. (e) CUSIP Number. 723443107
Item 3. If this Statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) and (b).
This Schedule 13G/A shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the “Act”) or for other purposes, is the beneficial owner of any securities covered by this statement. By virtue of the relationships between and among (i) Dalal Street in its

CUSIP No. 723443107	Page 9 of 14 pages
capacity as the General Partner and Investment Manager of PIF2, PIF4 and Pabrai Investment Fund 3, Ltd., respectively, (ii) Mohnish Pabrai, in his capacity as the managing member of Dalal Street and (iii) the other Reporting Persons, as further described in Item 2(a), each of the Reporting Persons may be deemed to be the beneficial owner of all or a portion of the shares of Common Stock held by the other Reporting Persons. Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group and disclaim beneficial ownership of any of the shares of Common Stock except as follows.

	Common Stock
Reporting Person	Beneficially Owned	% of Class (‡)
The Pabrai Investment Fund II, L.P.	32,121	0.2%

Pabrai Investment Fund 3, Ltd.	1,024,853	5.6%

The Pabrai Investment Fund IV, L.P.	904,211	4.9%

Dalal Street, LLC	48,000*	0.3%

Harina Kapoor	67,517**	0.4%

Mohnish Pabrai	2,076,702***	11.3%

‡	All percentages in this table are based on the 18,342,334 shares of Common Stock of Pinnacle Airlines Corp. issued and outstanding as of October 30, 2009, as reported in the Form 10-Q for the quarterly period ended September 30, 2009 filed by Pinnacle Airlines Corp. with the Securities and Exchange Commission on November 3, 2009.

*	Includes 23,000 shares of common stock subject to call options, with an exercise price of $20/share and which expire January 15, 2010.

**	Includes (a) 47,915 shares of common stock held by Ms. Kapoor and her husband, Mr. Pabrai, as joint tenants with rights of survivorship, of which 29,800 shares are subject to call options, with an exercise price of $20/share and which expire January 15, 2010, (b) 2 shares held by the IRA FBO Harina Kapoor, and (c) 16,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, all of which are subject to call options, with an exercise price of $20/share and which expire January 15, 2010.

***	Includes (a) 47,915 shares of common stock held by Mr. Pabrai and his wife Ms. Kapoor, as joint tenants with rights of survivorship, of which 29,800 shares are subject to call options, with an exercise price of $20/share and which expire January 15, 2010, (b) 2 shares held by the IRA FBO Harina Kapoor, (c) 3,600 shares held by Ms. Kapoor, and

CUSIP No. 723443107	Page 10 of 14 pages
(d) 16,000 shares of common stock held by the Dakshana Foundation, a 501(c)(3) organization controlled by Ms. Kapoor and Mr. Pabrai, all of which are subject to call options, with an exercise price of $20/share and which expire January 15, 2010.
(c) Dalal Street and Mohnish Pabrai, in his capacity as managing member of Dalal Street have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock set forth opposite the name of each of PIF2, PIF4 and PIF3 in the table above. Dalal Street and Mohnish Pabrai disclaim beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein, if any. Harina Kapoor, in her capacity as account holder, and Mohnish Pabrai, in his capacity as husband and advisor, have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of the share of Common Stock held by the IRA FBO Harina Kapoor. Mohnish Pabrai and Harina Kapoor share the power to vote or to direct the vote and the power to dispose or to direct the disposition of 67,517 shares set forth opposite their names in the table above. Mohnish Pabrai disclaims beneficial ownership of such share of Common Stock held by the IRA FBO Harina Kapoor except to the extent of his pecuniary interest therein, if any.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
This Schedule 13G/A is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13 of the Act and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.
Item 9. Notice of Dissolution of Group.
Not applicable.

CUSIP No. 723443107	Page 11 of 14 pages
Item 10. Certifications.
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 723443107	Page 12 of 14 pages
SIGNATURES
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

THE PABRAI INVESTMENT FUND II, L.P.
By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD.
By:	/s/ Mohnish Pabrai
Mohnish Pabrai, President

THE PABRAI INVESTMENT FUND IV, L.P.
By:	Dalal Street, LLC, Its General Partner

	By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC
By:	/s/ Mohnish Pabrai
Mohnish Pabrai, Chief Executive Officer

/s/ Harina Kapoor
Harina Kapoor

/s/ Mohnish Pabrai
Mohnish Pabrai

CUSIP No. 723443107	Page 13 of 14 pages
EXHIBIT INDEX

EXHIBIT	DESCRIPTION

EXHIBIT A	JOINT REPORTING AGREEMENT